Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Agnico Eagle Mines Limited (“Agnico”)
145 King Street East, Suite 400

Toronto, Ontario, Canada M5C 2Y7

1.2	Executive Officer

The following executive officer of Agnico is knowledgeable about the significant acquisition and this Business Acquisition Report: Chris Vollmershausen, Executive Vice President, Legal, General Counsel and Corporate Secretary, telephone number: (416) 947-1212.

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On September 28, 2021, Agnico entered into a merger agreement (the “Merger Agreement”) with Kirkland Lake Gold Ltd. (“Kirkland”), pursuant to which, Agnico agreed to acquire all of the issued and outstanding shares of Kirkland (the “Kirkland Shares”), in accordance with a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Pursuant to the terms of the Arrangement, holders of Kirkland Shares (the “Kirkland Shareholders”) received 0.7935 of an Agnico common share (each whole common share, an “Agnico Share”) for each Kirkland Share held. Following the Arrangement, Kirkland became a wholly-owned subsidiary of Agnico.

At the time of the Arrangement, Kirkland was a senior gold mining, development and exploration company with a diversified portfolio of operating assets and high-quality exploration projects. Kirkland’s material properties were the Detour Lake Mine and Macassa Mine in Canada and the Fosterville Mine in Australia. Kirkland Shares previously traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol “KL” and via Kirkland CHESS Depositary Interests on the Australian Securities Exchange under the symbol “KLA”.

Detailed information about each of the respective businesses of Agnico and Kirkland can be found in the joint management information circular dated October 29, 2021, filed on the respective SEDAR profiles of both companies at www.sedar.com.

2.2	Date of Acquisition

The Arrangement was completed on February 8, 2022.

2.3	Consideration

Pursuant to the terms of the Arrangement, each Kirkland Shareholder received 0.7935 of a Agnico Share for each Kirkland Share held (the “Exchange Ratio”).

In addition, on closing of the Arrangement, Agnico assumed obligations in respect of outstanding Kirkland Equity Awards as follows: (a) each option of Kirkland was exchanged for an option of Agnico; (b) each outstanding deferred share unit held by a director of Kirkland that was joining Agnico’s board of directors remained outstanding in accordance with the terms of the Kirkland deferred share unit plan; and (c) each outstanding restricted share unit and performance share unit remained outstanding in accordance with the terms of the Kirkland long-term incentive plan; in each case, as such options, deferred share units, restricted share units and performance share units were adjusted in accordance with the Arrangement to reflect future payouts, entitlements or calculations with reference to Agnico Shares.

In connection with the closing of the Arrangement, Agnico issued 209,274,263 Agnico Shares to former Kirkland Shareholders, resulting in former Kirkland Shareholders holding approximately 46% of Agnico Shares post-closing.

2.4	Effect on Financial Position

Upon completion of the Arrangement, Kirkland became a wholly owned subsidiary of Agnico. The business and operations of Kirkland have been combined with those of Agnico.

The expected effect of the acquisition on Agnico’s financial position is outlined in the unaudited pro forma consolidated financial statements of Agnico incorporated by reference in this Business Acquisition Report.

Agnico does not have any current plans or proposals for material changes to Agnico’s business affairs or the affairs of the acquired operations which may have a significant effect on the financial performance and financial position of Agnico.

2.5	Prior Valuations

To the knowledge of Agnico, there has not been any valuation opinion obtained within the last twelve months by Agnico or Kirkland required by securities legislation or a Canadian exchange or market to support the consideration paid by Agnico in connection with the Arrangement.

2.6	Parties to Transaction

The Arrangement was not with an informed person, associate or affiliate of Agnico (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations).

2.7	Date of Report

May 9, 2022.

ITEM 3	FINANCIAL STATEMENTS AND OTHER INFORMATION

The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are attached as schedules to this Business Acquisition Report:

Schedule A – audited annual consolidated financial statements of Kirkland for the years ended December 31, 2021 and 2020, together with notes thereto.

Schedule B – unaudited pro forma consolidated financial statements of Agnico that give effect to the Arrangement, comprised of the unaudited pro forma statement of income and earnings per share calculation for the year ended December 31, 2021, together with notes thereto.

2

SCHEDULE A

AUDITED ANNUAL FINANCIAL STATEMENTS OF KIRKLAND

(see attached)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020

INDEPENDENT AUDITORS’ REPORT

To the Management of Kirkland Lake Gold Ltd.

Opinion

We have audited the consolidated financial statements of Kirkland Lake Gold Ltd. (the Entity), which comprise:

•	the consolidated statement of financial position as at December 31, 2021;

•	the consolidated statement of operations and comprehensive income for the year ended December 31, 2021;

•	the consolidated statement of changes in equity for the year ended December 31, 2021;

•	the consolidated statement of cash flows for the year ended December 31, 2021; and

•	notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2021, and its consolidated results of operations and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 7, 2022

KIRKLAND LAKE GOLD LTD.

Consolidated Statements of Financial Position

(In thousands of United States Dollars)

As at	Note	December 31, 2021	December 31, 2020
Assets
Current assets
Cash & cash equivalents		$939,335	$847,638
Accounts receivable	11	50,267	18,674
Inventories	12	190,221	149,203
Prepaid expenses		23,025	16,667
Income tax receivable		42,179	4,488
		1,245,027	1,036,670
Non-current assets
Other long-term assets	13	84,513	115,887
Mining interests and plant and equipment	14	5,927,640	5,804,199
Intangible asset	3	67,950	89,697
Deferred tax assets	10	46,538	34,083
		$7,371,668	$7,080,536
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$235,798	$235,950
Dividends payable	20	49,443	50,268
Share based liabilities	17	14,517	25,745
Lease obligations	16	5,328	6,896
Income tax payable		5,946	141,513
Provisions	18	22,017	71,976
		333,049	532,348
Non-current liabilities
Share based liabilities	17	8,421	8,618
Lease obligations	16	15,967	19,275
Provisions	18	166,262	164,807
Deferred proceeds	19	77,575	77,575
Deferred tax liabilities	10	1,326,686	1,192,982
		$1,927,960	$1,995,605
Shareholders' equity
Share capital		3,195,972	3,289,497
Reserves		21,185	31,244
Accumulated other comprehensive income		(13,973)	235,709
Retained earnings		2,240,524	1,528,481
		5,443,708	5,084,931
		$7,371,668	$7,080,536

Commitments and Contractual Obligations (Note 26)

Subsequent events (Note 1)

Signed "Natasha Vaz", DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.

Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2021 and December 31, 2020
(In thousands of United States Dollars, except per share amounts)

	Note(s)	Year ended December 31, 2021	Year ended December 31, 2020
Revenue		$2,573,196	$2,460,104
Production costs		(676,860)	(587,306)
Royalty expense		(84,919)	(85,485)
Depletion and depreciation	14	(434,465)	(383,052)
Earnings from mine operations		1,376,952	1,404,261
Expenses
General and administrative		(67,232)	(60,490)
Transaction costs	1, 6	(12,264)	(33,131)
Impairment loss	14	(95,984)	—
Exploration		(31,853)	(14,415)
Care and maintenance		(17,362)	(33,004)
Rehabilitation costs	18	(1,775)	(33,730)
Earnings from operations		1,150,482	1,229,491
Other loss, net	8	(2,676)	(72,489)
Finance items
Finance income	9	1,101	3,543
Finance costs	9	(3,018)	(7,836)
Earnings before income taxes		1,145,889	1,152,709
Current income tax expense	10	(189,521)	(276,945)
Deferred income tax expense	10	(131,937)	(88,059)
Net earnings		824,431	787,705
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		(47,178)	236,360
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of $1,010 tax recovery	13	(36,845)	(15,222)
Total other comprehensive income (loss)		(84,023)	221,138
Comprehensive income		$740,408	$1,008,843

Basic earnings per share	20(c)	$3.10	$2.91
Diluted earnings per share	20(c)	$3.09	$2.91

Weighted average number of common shares outstanding (in 000's)
Basic	20(c)	265,777	270,401
Diluted	20(c)	266,605	271,355

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and December 31, 2020

(In thousands of United States Dollars)

	Note	Year ended December 31, 2021	Year ended December 31, 2020
Operating activities
Net earnings		$824,431	$787,705
Adjustments for the following items:
Depletion and depreciation		434,465	383,052
Impairment loss		95,984	—
Share based payment expense	17	8,782	10,457
Redeemed share based units	17	(20,196)	(31,907)
Other loss, net		(6,407)	70,188
Finance items, net		1,917	1,938
Loss on derivatives		—	2,355
Income tax expense		321,458	365,004
Accretion on long-term debt		—	298
Rehabilitation costs		1,775	33,730
Cash reclamation expenditures		(45,418)	(11,553)
Change in non-cash working capital	21	(59,967)	22,065
Operating cash flows before interest and income taxes		1,556,824	1,633,332
Interest received		1,101	3,543
Income tax paid		(354,644)	(321,084)
Net cash provided by operating activities		1,203,281	1,315,791
Investing activities
Additions to mining interests	14	(318,784)	(239,713)
Additions to plant and equipment	14	(397,889)	(343,014)
Investments in equity securities	13	(11,729)	(27,244)
Proceeds received from Newmont Option	19	—	75,000
Sale of investments in equity securities	13	6,897	174,334
Other		235	(3,051)
Cash and cash equivalents acquired in Detour acquisition	6	—	173,916
Net cash used in investing activities		(721,270)	(189,772)
Financing activities
Net credit facility repayment	6	—	(98,643)
Unwinding of derivative liabilities	6	—	(30,259)
Proceeds from exercise of stock options	20(a)	910	3,581
Interest paid		(1,402)	(3,525)
Payment of lease obligations	16	(5,603)	(10,216)
Share repurchases	20(a)	(183,557)	(732,436)
Payment of dividends	20(a)	(199,806)	(115,942)
Net cash used in financing activities		(389,458)	(987,440)
Impact of foreign exchange on cash balances		(856)	1,853
Change in cash		91,697	140,432
Cash, beginning of year		847,638	707,206
Cash, end of year		$939,335	$847,638

Supplemental cash flow information – Note 21

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and December 31, 2020

(In thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2019		209,625	$886,309	$28,843	$(60,234)	$74,805	$887,031	$1,816,754
Exercise of share options, including transfer from reserves	20(a)	182	4,173	(592)	—	—	—	3,581
Reclass of foreign currency translation		—	—	—	(7,378)	—	7,378	—
Acquisition of Detour Gold Corporation, net of share issue costs	6	77,217	3,131,451	2,993	—	—	—	3,134,444
Foreign currency translation		—	—	—	243,738	—	—	243,738
Change in fair value of investments in equity securities, net of $1,644 tax expense		—	—	—	—	(15,222)	—	(15,222)
Dividends declared	20(a)	—	—	—	—	—	(153,633)	(153,633)
Share repurchases		(18,926)	(732,436)	—	—	—	—	(732,436)
Net earnings		—	—	—	—	—	787,705	787,705
Balance at December 31, 2020		268,098	$3,289,497	$31,244	$176,126	$59,583	$1,528,481	$5,084,931
Effect of change in functional currency	3(b)	—	88,868	(9,805)	(165,659)	—	86,596	—
Exercise of share options, including transfer from reserves	20(a)	79	1,164	(254)	—	—	—	910
Foreign currency translation		—	—	—	(47,178)	—	—	(47,178)
Change in fair value of investments in equity securities, net of $1,010 tax recovery		—	—	—	—	(36,845)	—	(36,845)
Dividends declared	20(a)	—	—	—	—	—	(198,984)	(198,984)
Share repurchases	20(a)	(4,466)	(183,557)	—	—	—	—	(183,557)
Net earnings		—	—	—	—	—	824,431	824,431
Balance at December 31, 2021		263,711	$3,195,972	$21,185	$(36,711)	$22,738	$2,240,524	$5,443,708

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a Company incorporated in the province of Ontario, Canada. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1.

The Company is a gold producer with three wholly-owned operating mines, four wholly-owned mines currently on care and maintenance and exploration properties in Canada and Australia.

On September 28, 2021, the Company and Agnico Eagle Mines Limited (“Agnico Eagle”) announced that the two companies had entered into an agreement to combine in a merger of equals (the “Merger”), with the combined company to continue under the name Agnico Eagle Mines Limited.

The Merger will be effected by way of a plan of arrangement (the “Arrangement”). At closing, all Kirkland Lake Gold common shares will be exchanged for the 0.7935 of an Agnico Eagle common share, for each Kirkland Lake Gold common share held, with existing Agnico Eagle and Kirkland Lake Gold shareholders expected to own approximately 54% and 46% of the combined company, respectively. The joint management information circular dated October 29, 2021 has been posted to the Company’s website and filed on its profile on SEDAR. The Arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland Lake Gold voting at a special meeting of shareholders on November 26, 2021. The issuance of shares by Agnico Eagle under the Merger is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of shareholders, also to be held on November 26, 2021.

Canadian Competition Act approval was received on October 4, 2021. Additionally, Agnico Eagle and Kirkland Lake Gold have received relief from the Australian Securities and Investments Commission from compliance with the prospectus and secondary sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act. On November 26, 2021, shareholders of Kirkland Lake Gold and Agnico Eagle approved the merger of equals, with all other closing conditions being met by February 8, 2022, including receipt of Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia), Ontario court approval and applicable stock exchange approvals. As such, the transaction closed on February 8, 2022.

For the year ended December 31, 2021, the Company recognized $12,264 of transaction related costs in the consolidated statements of operations and comprehensive income.

2.	BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied in the consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.

The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

3.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)	Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

The subsidiaries of the Company as at December 31, 2021 and their principal activities are described below:

Name	Country of Incorporation	Proportion of Ownership Interest	Principal Activity
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrew Goldfields Ltd.	Canada	100%	Non-operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Kirkland Lake Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Kirkland Lake Gold Australia Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Non-operating

b)	Foreign currency translation

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries up until December 31, 2020 was the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company.

The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under International Accounting Standards 21 ("IAS 21") "The Effects of Changes in Foreign Exchange Rates" and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis. In making this change in functional currency to the United States dollar, the Company followed the guidance in IAS 21, with the December 31, 2020 statement of financial position translated at the December 31, 2020 exchange rate of $1.0000 Canadian Dollar = $0.7855 US Dollar. The impact of this change on the closing balances of the Company’s equity accounts is reflected as an Effect of Change in Functional Currency within the consolidated statements of changes in equity for the year ending December 31, 2021.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

In preparing the financial statements of the individual entities, transactions in currencies other than the respective entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Exchange differences arising from foreign currency transactions are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

c)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

d)	Revenue recognition

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer, which generally is the point at which payment is made by the customer. Payment is typically received on the day of or within a few days of physical delivery to customers.

e)	Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a financial liability contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Warrant investments are classified as FVPL.

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income ("OCI") with no reclassification to the consolidated statements of earnings. The election is available on an investment-by-investment basis. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, restricted cash, trade receivables and certain other assets are classified as and measured at amortized cost.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are de-recognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including warrants and embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instrument fair value measurements are classified into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses is recognized in earnings for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments.

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

De-recognition of financial assets and liabilities

A financial asset is de-recognized when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then de-recognition is appropriate.

A financial liability is de-recognized when the associated obligation is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in net earnings as a gain or loss on debt extinguishment.

f)	Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.

g)	Inventories and stockpiled ore

Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in-process inventory (stockpiled ore, gold in circuit), bullion inventories as well as materials and supplies inventory.

For work-in-process inventory, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.

Supplies and consumables are valued at the lower of weighted average cost and net realizable value.

h)	Exploration & evaluation expenditures

Exploration expenditures relate to costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. The Company expenses exploration costs as incurred given the low degree of confidence that a future economic benefit will flow to the Company.

Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. The Company capitalizes evaluation costs when there is a high degree of correlation between the expenditure incurred and the discovery of specific mineral resources.

Capitalized evaluation costs are subsequently re-classified to Mining Interest once the technical feasibility and commercial viability of an exploration project has been demonstrated and is the point at which management decides to proceed with developing the project. This typically includes, but is not limited to, completion of an economic feasibility study and the receipt of the applicable construction and operating permits for the project.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Future expenditures incurred in the development of that exploration project are subsequently accounted for in accordance with the Company’s Mining Interest policy, as described in note 2(i).

Prior to re-classification of capitalized evaluation costs to Mining Interest, the Company performs an impairment test, based on the recoverable amount. In addition, the carrying values of capitalized evaluation costs are reviewed for possible impairment when an impairment indicator exists, including but not limited a decision of abandonment in relation to the area of interest.

Capitalized evaluation costs are not subject to depletion until they are re-classified to Mining Interest, at which point they are depleted in accordance with the Company’s Mining Interest policy as described in note 2(i).

i)	Mining interest

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are de-recognized and any associated gains or losses are recognized in profit or loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

The carrying amounts of mining properties are depleted using the unit-of-production ('UOP') method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:

–	a significant portion of plant/mill capacity has been achieved;

–	a significant portion of available funding is directed towards operating activities;

–	a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Deferred Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically, the process of which is referred to as stripping. Once an open pit mining operation (or pit) is determined to no longer be in the pre-production stage, costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to deferred stripping costs within Mining Interests.

Production phase stripping costs, which are those incurred during the production stage of a mine (or pit), are accounted for as costs of inventory produced during the period, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body.

Production phase stripping costs generate a future economic benefit when the related stripping activity improves access to a component of the ore body to be mined in the future, increases the fair value of the mine (or pit) or increases its productive capacity. Production phase stripping costs that are expected to generate a future economic benefit are capitalized as deferred stripping costs within Mining Interest.

Deferred stripping costs are depreciated on a UOP basis whereby the denominator is the estimated ore tonnes considered probable of economic extraction based on the current life of mine ('LOM') plan from the phase or phases that benefit from the stripping activity. Changes in the estimated ore to waste ratio of a phase are accounted for prospectively.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and impairment losses or initially measured at fair value if purchased as part of a business combination. The cost of plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(j).

Depreciation is recorded on a straight-line or UOP basis, over the shorter of the useful life of the asset or the remaining LOM. The LOM is based on estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. Depreciation associated with plant and equipment which is utilized in the development of an asset is capitalized as development costs attributable to the related asset.

Estimated useful lives for depreciable plant and equipment normally vary from two to thirty years.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives or depreciation methods resulting from such review are accounted for prospectively.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Right-of-use ('ROU') assets

Contracts that convey the right to the Company to control the use of an identified asset for a period of time in exchange for consideration is accounted for as a lease, resulting in the recognition of a ROU asset at the commencement of the lease. The ROU asset is measured at cost and includes the following:

(i) the amount of the initial measurement of the lease liability;

(ii) any lease payments made at or before the commencement dates, less any lease incentives received;

(iii) any initial direct costs; and

(iv) an estimate of costs to restore the underlying asset, and any site upon which it is located, to the condition required by the terms and conditions of the lease.

ROU assets are depreciated on a straight-line basis over the shorter of the asset's useful life and the lease term.

j)	Intangibles

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Definite life intangibles, such as contract assets, are subsequently depreciated over the life of the contract on a straight-line basis. Indefinite life intangibles are not depreciated but are subject to impairment considerations discussed in note 3(l).

The Company currently has an intangible asset with a finite useful life, which represents an electricity contract acquired as part of the Detour acquisition in 2020 under which the Detour Lake mine is paying below market rates over a five year period.

k)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. Borrowing costs incurred to finance qualifying assets that from part of general borrowings are capitalized based upon a weighted average capitalization rate. All other borrowing costs are expensed in the period they occur. Capitalization of borrowing costs ceases when the asset is substantially complete or if active development is suspended or ceases.

l)	Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization, depletion or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value less costs to sell is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit ('CGU') to which the asset belongs. The Company’s CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or depreciation, if no impairment loss had been recognized.

m)	Leases

The Company recognizes contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration as a lease, with an ROU asset and corresponding lease liability recognized at the commencement date of the lease. ROU assets are recognized as discussed in note 3(i) whereas lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company's incremental borrowing rate. Lease payments included in the measurement of a lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price of a purchase option if the Company is reasonably certain to exercise that option, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain it will not terminate early.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are subsequently remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option.

Finance charges are recorded as finance costs within net earnings, unless they are attributable to qualifying assets, in which case they are capitalized.

n)	Share based payments

The Company has the ability under certain share based compensation plans (notes 17 and 19(b(i)) to grant equity based awards to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

i) Stock Options

The grant date fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (for options granted to individuals involved on specific projects).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

ii) Long-term Incentive Plan

The performance share units (“PSUs”) and restricted share units (“RSUs”) awarded to eligible executives and employees are settled in cash, common shares, or a combination therein. They are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded that are expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs. A corresponding amount is recorded as share based liabilities, as RSUs and PSUs are treated as cash-settled share based payments, until the liability is settled through a cash payment. At each reporting date and on settlement, the share based liability is remeasured, with changes in fair value recognized as share based compensation expense in the period.

iii) Deferred Share Units

Deferred share units (“DSUs”) awarded to non-executive directors will be settled in cash, common shares, or a combination thereof on the date when a director ceases to be a director. The fair value of the DSUs awarded, representing the market price of the Company’s shares, is recognized as share based compensation expense at grant date, as the units vest immediately, with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense in the period.

o)	Pension plans

The Company has a defined contribution pension plan for its Canadian employees whereby the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. In Australia, the Company contributes a fixed percentage of the employees’ salaries to a federally mandated preservation fund of the employee's choice. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to net earnings, or capitalized to mining interests for employees directly involved in the specific projects.

p)	Deferred income tax

Taxes, comprising both income taxes and mining taxes, are recognized in net earnings, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income, or directly in equity, respectively.

Deferred income taxes are recognized in the consolidated financial statements using the balance sheet liability method of accounting, and are recognized for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

q)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

r)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements unless the Company is virtually certain to recover the asset, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. If the impact of discounting is material, the provision is discounted using a pre-tax rate and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated on a UOP basis. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. For closed or non-operating sites, changes to estimated costs are recognized immediately in net earnings if the carrying value of the CGU to which it relates will not be fully recovered.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

s)	Earnings per share

Basic earnings per share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share. The treasury stock method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the United States and Australian dollar.

Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Transition from the exploration and evaluation stage to the development stage

Judgment is required in determining when an exploration and evaluation project has demonstrated technical feasibility, commercial viability and transitions from the exploration and evaluation stage to the development stage. In assessing the technical feasibility and commercial viability of an asset or CGU, the estimated operating results and net cash flows are determined by estimating the expected future revenues and costs, including the future production costs, capital expenditures, site closure and environmental rehabilitation costs. The estimated net cash flows include cash flows expected to be realized from the extraction, processing and sale of proven and probable reserves as well as mineral resources when there is a high degree of confidence in the economic extraction of those resources.

Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Valuation of Long-lived Assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the CGU level.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Provision for Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate environmental rehabilitation provision. These factors include estimates of the timing and costs of rehabilitation activities, current changes in available technologies and regulations, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided.

5.	ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	New accounting standards and amendments effective in 2021

The Company has adopted the following amendments to accounting standards, effective January 1, 2021. These changes were made in accordance with the applicable transitional provisions.

IAS 16, Property, Plant and Equipment

The International Accounting Standards Board ("IASB") issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is applicable to the accounting for the Company’s near surface project and as such, the Company has early adopted the amendment to IAS 16 effective January 1, 2021 and will recognize any sales proceeds and related costs of producing and selling the incidental ounces in profit or loss, if applicable. There is no impact to the 2020 comparative period as a result of early adopting the amendment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(b)	Standards and amendments issued but not yet effective or adopted

IAS 12, Income Taxes

The IASB issued an amendment to IAS 12, Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. Instead, a deferred tax asset and a deferred tax liability will need to be recognized for temporary differences arising on initial recognition of certain transactions, such as leases and decommissioning provisions. The amendment is effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. An assessment will be performed prior to the effective date to determine the impact to the Company's financial statements.

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

6.	ACQUISITION OF DETOUR

On November 25, 2019, the Company entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour, with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date, have been exchanged under the agreement at the Exchange Ratio, resulting in the issuance of 190,069 replacement options.

The Company determined that the transaction represented a business combination under IFRS 3 Business Combinations ("IFRS 3"), with Kirkland Lake identified as the acquirer and as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3. The total purchase price consideration of the acquisition was $3,134,444. Acquisition related costs of $33,131 were recorded in the Company's consolidated statements of operations and comprehensive income for the year ended December 31, 2020. These consolidated financial statements include the results of Detour from January 31, 2020, which is the date of acquisition.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The table below presents the purchase price consideration and the Company's allocation of the purchase price to the assets acquired and liabilities assumed.

Purchase Price
Fair value of common shares issued	$3,131,451
Fair value of replacement stock options issued	2,993
$3,134,444

Purchase Price Allocation
Cash and cash equivalents	173,916
Accounts receivable	8,694
Inventories	129,355
Other current assets	22,087
Mining interest & Property, Plant and Equipment[1]	3,825,364
Intangibles	101,286
Other long-term assets	8,028
Total identifiable assets acquired	4,268,730

Accounts payable and accrued liabilities	(100,921)
Other current liabilities	(29,014)
Debt	(99,673)
Provisions and other non-current liabilities	(132,305)
Deferred tax liabilities	(772,373)
Total identifiable liabilities assumed	(1,134,286)
Total identifiable net assets	3,134,444

1 Includes $16,153 of right-of-use ('ROU') assets under leases.

The Company began consolidating the operating results, cash flows and net assets of Detour from January 31, 2020. For the eleven-month period ended December 31, 2020, Detour contributed revenue of $960,855 and earnings before income taxes of $338,126. Total consolidated revenue and earnings before tax for the Company were $2,460,104 and $1,152,709, respectively for the year ended December 31, 2020. If the acquisition of Detour had taken place on January 1, 2020, pro forma total consolidated revenue and earnings before income taxes for the Company would have been approximately $2,507,000 and $1,145,000, respectively, for the year ended December 31, 2020.

7.	EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs, general and administrative costs, and care and maintenance costs for the years ended December 31, 2021 and 2020:

	Year ended December 31, 2021	Year ended December 31, 2020
Salaries, short-term incentives and other benefits	$340,364	$306,332
Share based payment expense	8,782	10,457
Total employee benefits expense	$349,146	$316,789

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

8.	OTHER LOSS, NET

Other loss, net for the years ended December 31, 2021 and 2020 includes the following:

	Year ended December 31, 2021	Year ended December 31, 2020
Loss on disposal of plant and equipment	$(12,558)	$(6,502)
Change in fair value of warrant liability	4,036	(3,261)
Foreign exchange gain (loss), net	13,613	(58,462)
Other loss, net	(7,767)	(4,264)
Other loss, net	$(2,676)	$(72,489)

9.	FINANCE ITEMS

Finance income and expense for the years ended December 31, 2021 and 2020 includes the following:

	Year ended December 31, 2021	Year ended December 31, 2020
Interest income on bank deposits	$1,101	$3,543
Finance income	$1,101	$3,543

Interest on finance leases and other loans	1,402	3,525
Finance fees and bank charges	121	1,600
Unwinding of discount on rehabilitation provision	1,495	356
Unrealized/realized loss on derivative contracts	—	2,355
Finance expense	$3,018	$7,836

10.	INCOME TAXES

a) Income tax expense

A reconciliation of income tax expense and the earnings before income taxes multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Earnings before income taxes	$1,145,889	$1,152,709
Computed income tax expense at Canadian statutory rates (25%)	286,472	288,177
Non-deductible expenses/Non-taxable (income)	(1,206)	4,787
Foreign tax rate differential	26,080	38,132
Current and deferred Ontario Mining Tax	14,142	32,963
Revision in estimates	(3,384)	1,336
Tax benefit not recognized	(1,895)	(2,526)
Withholding taxes	—	264
Other	1,249	1,871
Total income tax expense	$321,458	$365,004
Current income tax expense	$189,521	$276,945
Deferred tax (recovery) expense	$131,937	$88,059

During the year ended December 31, 2021, the effective tax rate is 28.1% (year ended December 31, 2020 - 31.7%).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

b) Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2021 and 2020 are as follows:

As at	December 31, 2021	December 31, 2020
Net deferred tax assets:
Mining interests	$(28,253)	$—
Environmental rehabilitation provision	3,654	—
Ontario Mining Tax	1,970	—
Deferred revenue	19,394	—
Employee provisions	5,156	9,525
Loss carry forwards	44,926	24,257
Mark to market adjustments	(580)	—
Other	271	301
	$46,538	$34,083

As at	December 31, 2021	December 31, 2020
Net deferred tax liabilities:
Mining interests and plant and equipment	$(1,134,195)	$(1,074,963)
Environmental rehabilitation provision	43,924	47,350
Ontario Mining Tax	(259,941)	(261,020)
Reserves	5,922	—
Loss carry forwards	3,500	55,789
Tax credits	29,221	22,169
Inventory	(9,638)	(9,630)
Mark to market adjustments	(3,944)	6,504
Deferred revenue	—	18,954
Employee provisions	415	5,634
Other	(1,950)	(3,769)
	$(1,326,686)	$(1,192,982)

Changes in net deferred tax assets and liabilities for the years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Balance, beginning of year	$(1,158,899)	$(245,585)
Recognized in purchase price	—	(772,373)
Recognized in net earnings	(131,937)	(88,059)
Recognized in equity	(1,119)	(1,644)
Foreign currency translation in other comprehensive income (loss)	11,807	(51,238)
Net deferred tax liabilities, end of year	$(1,280,148)	$(1,158,899)

At December 31, 2021, no deferred tax liabilities have been recognized in respect of the aggregate amount of $528,060 (December 31, 2020 - $686,258) of taxable temporary differences associated with investments in subsidiaries.

As at December 31, 2021, deferred income tax assets have not been recognized in respect of the following because it is not probable that future taxable profit will be available against which the Company can use the benefits:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at	December 31, 2021	December 31, 2020
Investments	$54,135	$20,835
Capital loss carryforwards	7,970	8,447
Investment tax credits	12,852	12,854
Mining interests	11,296	11,298
Provision for reclamation liabilities and other accruals	46,256	53,666
Australian royalty tax	374,317	383,771

The temporary differences arising from unrecognized investment tax credits have an expiry date of 2025 to 2030. The remaining deductible temporary differences do not expire under current tax legislation.

As at December 31, 2021, the Company had the following recognized Canadian and Australian income tax attributes to carry forward:

	Year ended
	December 31, 2021	Expiry
Canada
Non-capital losses	$185,483	2035-2041
Capital losses	148	Indefinite
Tax basis of mining interests	385,622	Indefinite
Tax basis of plant and equipment	903,070	Indefinite
Financing costs	661	2022-2025
Investment tax credits	20,670	2030-2039
Corporate minimum tax credits	24,946	2040-2041

Australia
Tax basis of mining interests	$3,911	Indefinite
Tax basis of plant and equipment	133,215	Indefinite

c) Uncertainty over Income Tax Treatments

The Company operates in Canada and Australia and as such, is subject to, and pays taxes under the regime in place within these countries, which are governed by general corporate tax laws. The Company has filed, and continues to file, all required tax returns and pays the taxes reasonably determined to be due. Tax rules and regulations are complex and subject to interpretation, with changes in tax law, or the manner in which they are interpreted, potentially impacting the Company's effective tax rate as well as its business and operations.

The Company's tax records, transactions and filing positions may be subject to examination by the tax authorities. The tax authorities may interpret the tax implications of a transaction differently from the Company, requiring many years before a resolution can be reached. Uncertainty in the interpretation and application of applicable tax laws and regulations by the tax authorities could adversely affect the Company.

11.      ACCOUNTS RECEIVABLE

As at	December 31, 2021	December 31, 2020
Trade receivables	$16,824	$85
Sales tax and other statutory receivables	30,523	16,284
Other receivables	2,920	2,305
	$50,267	$18,674

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

There are no expected credit losses and none of the amounts included in receivables at December 31, 2021 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received. There were no recorded allowances for credit losses during the years ended December 31, 2021 and 2020. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

12.     INVENTORIES

As at	December 31, 2021	December 31, 2020
Gold doré	$2,896	$4,984
Gold in circuit	29,412	27,696
Ore stockpiles	70,898	34,955
Supplies and consumables	87,015	81,568
	$190,221	$149,203

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the year ended December 31, 2021 is $675,750 (year ended December 31, 2020 - $571,885). During the year ended December 31, 2021, there were write downs of metals inventory to net realizable value of $3,204 (year ended December 31, 2020 - $3,416).

13.     OTHER LONG-TERM ASSETS

As at	December 31, 2021	December 31, 2020
Investments in equity securities	$67,414	$99,048
Deposits and other	4,025	4,184
Other long-term assets	13,074	12,655
	$84,513	$115,887

Other long-term assets include long-term stockpiles expected to be processed beyond the next 12 months and long-term supplies and consumables expected to be used beyond the next 12 months.

Investments in equity securities

Changes in the investments in equity securities for the years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Balance, beginning of year	$99,048	$253,540
Acquisition of investments	11,729	26,803
Disposition of investments	(6,897)	(174,334)
Losses recorded in OCI	(37,177)	(11,735)
Foreign currency translation	711	4,774
Available for sale Investments, end of year	$67,414	$99,048

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The fair value of the investments in equity securities held as at December 31, 2021 and December 31, 2020 are as follows:

Investments in equity securities	Shares held at December 31, 2021	Fair value as at December 31, 2020	Purchase/ (sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at December 31, 2021
Bonterra Resources Inc.	9,164,229	8,558	444	277	5	9,284
Novo Resources Corp.	7,962,668	17,247	(2,800)	(5,747)	312	9,012
Wallbridge Mining Company Ltd.	80,194,477	47,860	896	(23,868)	502	25,390
Other		25,383	6,292	(7,839)	(108)	23,728
Total		$99,048	$4,832	$(37,177)	$711	$67,414

Investments in equity securities	Shares held at December 31, 2020	Fair value as at December 31, 2019	Purchase/ (sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at December 31, 2020
Osisko Mining Inc.	—	$101,757	$(107,664)	$7,199	$(1,292)	$—
Novo Resources Corp.	9,225,168	87,520	(38,862)	(32,688)	1,277	17,247
Wallbridge Mining Company Ltd.	78,109,200	39,943	17,643	(12,064)	2,338	47,860
Other		24,320	(18,648)	25,818	2,451	33,941
Total		$253,540	$(147,531)	$(11,735)	$4,774	$99,048

14.    MINING INTERESTS AND PLANT AND EQUIPMENT

Year ended December 31, 2021	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in progress	Total[1]

Cost
At January 1, 2021	$3,632,320	$502,631	$4,134,951	$2,329,836	$305,895	$6,770,682
Additions and transfers	359,101	(55,840)	$303,261	176,121	285,815	$765,197
Change in environmental closure assets	(6,360)	—	$(6,360)	—	—	$(6,360)
Disposals	(547)	—	$(547)	(90,790)	(1,012)	$(92,349)
Impairment	(52,955)	(43,029)	$(95,984)	(3,114)	—	$(99,098)
Foreign currency translation recorded in OCI	(43,850)	(8,431)	$(52,281)	(18,895)	(1,589)	$(72,765)
Cost at December 31, 2021	$3,887,709	$395,331	$4,283,040	$2,393,158	$589,109	$7,265,307
Accumulated depreciation and depletion
At January 1, 2021	$598,983	$—	$598,983	$367,500	$—	$966,483
Impairment	—	—	$—	(2,665)	—	$(2,665)
Depreciation	—	—	$—	262,451	—	$262,451
Depletion	213,897	—	$213,897	—	—	$213,897
Disposals	(141)	—	$(141)	(76,155)	—	$(76,296)
Foreign currency translation recorded in OCI	(19,041)	—	$(19,041)	(7,162)	—	$(26,203)
Accumulated depreciation and depletion at December 31, 2021	$793,698	$—	$793,698	$543,969	$—	$1,337,667
Carrying value at December 31, 2021	$3,094,011	$395,331	$3,489,342	$1,849,189	$589,109	$5,927,640

1Includes $172.2 million and $135.7 million in carrying amounts at December 31, 2021 related to Holt Complex and Northern Territory, respectively.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Year ended December 31, 2020	Depletable	Non depletable	Total mining interest	Property, plant and equipment	Capital work-in- progress	Total[2]
Cost
At January 1, 2020	$1,161,979	$160,376	$1,322,355	$499,528	$212,629	$2,034,512
Acquisition of Detour Gold Corporation[1]	2,026,183	336,756	2,362,939	1,342,054	120,371	3,825,364
Additions and transfers	285,555	(19,571)	265,984	436,469	(41,510)	660,943
Change in environmental closure assets	6,667	—	6,667	—	—	6,667
Disposals	(437)	—	(437)	(61,047)	(683)	(62,167)
Foreign currency translation recorded in OCI	152,373	25,070	177,443	112,832	15,088	305,363
Cost at December 31, 2020	$3,632,320	$502,631	$4,134,951	$2,329,836	$305,895	$6,770,682
Accumulated depreciation and depletion
At January 1, 2020	$376,197	$—	$376,197	$161,389	$—	$537,586
Depreciation	—	—	—	238,415	—	238,415
Depletion	188,613	—	188,613	—	—	188,613
Disposals	(303)	—	(303)	(51,441)	—	(51,744)
Foreign currency translation recorded in OCI	34,476	—	34,476	19,137	—	53,613
December 31, 2020	$598,983	$—	$598,983	$367,500	$—	$966,483
Carrying value at December 31, 2020	$3,033,337	$502,631	$3,535,968	$1,962,336	$305,895	$5,804,199

1Includes $16.2 million of ROU assets that were acquired with Detour Gold Corporation.

2Includes $180.8 and $261.2 million in carrying amounts at December 31, 2020 related to Holt Complex and Northern Territory, respectively.

Mining Interests

Non-depletable mining interests at December 31, 2021 of $395,331 (December 31, 2020 - $503,328) includes $293,650 (December 31, 2020 - $336,756) for the acquired mineral resources around the Detour Lake mine, and $100,510 (December 31, 2020 - $152,519) for the carrying amount of various acquired exploration properties in the Northern Territory.

Northern Territory Impairment

As a result of the proposed merger agreement between the Company and Agnico Eagle Mines Limited (‘Agnico Eagle’), as discussed in note 1 of these consolidated financial statements, the Company obtained certain indications of fair value relating to the Northern Territory that suggested its carrying value may exceed its fair value, triggering an impairment assessment at December 31, 2021. Using a market multiples approach to determine the fair value of the mineral interests and plant and equipment, the Company recognized a pre-tax impairment loss of $95,984 in its consolidated statements of operations and comprehensive income for the year ended December 31, 2021.

15.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2021	December 31, 2020
Trade payable and accrued liabilities	$201,786	$208,736
Payroll and government remittances	34,012	22,960
Warrant liability	—	4,254
	$235,798	$235,950

16.     LEASES

Right-of use assets related to leased properties that do not meet the definition of investment property are presented as mining interest and property, plant and equipment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The Company leases many assets including buildings, mining equipment, storage facilities and IT equipment. Information for which the Company is a lessee is presented below.

Right-of-use assets

	Buildings	Mining equipment	Storage facilities	Vehicles	IT equipment	Total
Balance, Jan 1, 2021	$8,362	$10,465	$9,222	$1,945	$35	$30,029
Additions (includes leases)	551	877	—	420	—	1,848
Depreciation charge for year	(1,482)	(2,397)	(1,223)	(675)	(15)	(5,792)
Foreign currency translation adjustment	(99)	(52)	19	4	(1)	(129)
Closing, December 31, 2021	$7,332	$8,893	$8,018	$1,694	$19	$25,956

		Mining	Storage		IT
	Buildings	equipment	facilities	Vehicles	equipment	Total
Balance, Jan 1, 2020	$3,068	$25,731	$352	$19	$47	$29,217
Acquisition of Detour Gold Corporation	316	3,582	9,988	2,375	—	16,261
Additions (includes leases)	5,806	(17,598)	(291)	199	—	(11,884)
Depreciation charge for year	(1,269)	(1,053)	(1,195)	(715)	(14)	(4,246)
Foreign currency translation adjustment	441	(197)	368	67	2	681
Closing, December 31, 2020	$8,362	$10,465	$9,222	$1,945	$35	$30,029

Lease liabilities

As at	December 31, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Not later than one year	$6,235	$7,668
Later than one year and not later than five years	18,066	22,044
Total undiscounted lease liabilities	$24,301	$29,712
Lease liabilities included in the statement of financial position	$21,295	$26,171
Less: Current portion	5,328	6,896
Non-current portion	$15,967	$19,275

Amounts recognized in profit or loss

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Interest on lease liability	$1,933	$2,197
Variable lease payments not included in the measurement of lease liabilities	$28,614	$20,654
Income from sub-leasing right-of-use assets	$216	$72
Expenses relating to short-term leases	$6,885	$4,610
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	$625	$427

Amounts recognized in the statements of cash flows

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Total cash outflow from financing activities	$5,603	$10,216
Total cash outflow from operating activities	$30,017	$21,781

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

17.      SHARE BASED PAYMENT LIABILITIES

(i)            Long-term incentive plan ("LTIP")

The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants.

The value of an RSU and PSU at the grant date is equal to the market price of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Movements in the number of the PSUs and RSUs for the years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31, 2021		Year ended December 31, 2020
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	372,640	386,767	511,768	540,828
Granted	195,140	195,512	104,861	106,985
Cancelled	(52,502)	(53,921)	(18,578)	(18,578)
Redeemed	(168,711)	(169,061)	(225,411)	(242,468)
Balance, end of year	346,567	359,297	372,640	386,767

(ii)            Deferred share unit plan ("DSU Plan")

The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director.

Changes in the number of deferred share units outstanding during the years ended December 31, 2021 and 2020 are as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
	DSUs	DSUs
Balance at beginning of year	120,886	155,377
Granted	17,420	19,760
Redeemed	—	(54,251)
Balance, at end of year	138,306	120,886

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in the share based payment liabilities during the years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Opening liability	$34,363	$55,257
Share based payment expense	8,782	10,457
Redeemed RSUs, PSUs, DSUs (cash payments)	(20,196)	(31,907)
Foreign currency translation	(11)	556
Total share based payment liability	$22,938	$34,363
Current portion of share based payment liability	$14,517	$25,745
Long term share based payment liability	$8,421	$8,618

(iii) Share based payment expense

The cost of share based payments is allocated to production costs (granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees) and care and maintenance. The allocation of share based payment expense on the consolidated statements of operations and comprehensive income for the years ended December 31, 2021 and 2020 is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
General and administrative	$7,845	$10,196
Production costs	1,110	15
Care and maintenance	(173)	246
Total share based payment expense	$8,782	$10,457

18.      PROVISIONS

As at	December 31, 2021	December 31, 2020
Environmental rehabilitation provision	$180,391	$229,125
Long service leave	7,888	7,658
Total provisions	188,279	236,783
Current provisions	22,017	71,976
Long-term balance	$166,262	$164,807

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis, if the impact of discounting is material, as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in the environmental rehabilitation provision for the years ended December 31, 2021 and 2020 are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Balance, beginning of year	$229,125	$71,121
Changes in estimates	(2,892)	44,306
Acquisition of Detour Gold Corporation	—	116,044
Site closure and reclamation costs paid	(45,418)	(11,553)
Unwinding of discount on rehabilitation provision	1,495	356
Foreign currency translation	(1,918)	8,851
Balance, end of year	180,392	229,125
Current portion	16,180	65,941
Long-term balance	$164,212	$163,184

The majority of the reclamation expenditures are expected to occur between 2021 and 2070. As the lives of the mines are extended, the timing of certain expenditures will be deferred.

All estimates and assumptions are reviewed on an annual basis to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

19.            DEFERRED PROCEEDS

In 2020, the Company entered into an Option Agreement with Newmont Canada FN Holdings ULC, in which the Company received deferred proceeds of $75,000 in exchange for an option to acquire certain mining and mineral rights related to the Company's Holt mine property. In connection with the agreement, Newmont can exercise the option only in the event the Company intends to restart operations at the Holt mine property and process material subject to the Holt royalty. The Company also has the right to assume Newmont’s obligations under the Holt royalty at any time, in which case the option would terminate. The deferred proceeds are presented as $77,575 at December 31, 2021 which differ from proceeds received due to foreign currency translation impacts.

20.            SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a) SHARE CAPITAL

As at December 31, 2021, the Company had 263,711,090 common shares outstanding (December 31, 2020 - 268,097,877).

Share capital issuances

–	During the year ended December 31, 2021, the Company issued an aggregate of 79,413 common shares upon the exercise of 79,413 stock options for $1,164 (year ended December 31, 2020 - the Company issued an aggregate of 182,168 common shares upon the exercise of 182,168 stock options for $4,173).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

–	Upon closing of the Detour acquisition on January 31, 2020, the Company issued 77,217,129 common shares to the former shareholders of Detour with a fair value of $3,131,451. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date have been exchanged under the agreement at the Exchange Ratio.

Repurchases

2021

–	During the year ended December 31, 2021, the Company purchased 4,466,200 shares for $183,557 (C$231,407) pursuant to the Automatic Share Purchase Plan ("ASPP") and Normal Course Issuer Bid ("NCIB").
–	All of the shares acquired have been legally canceled as of December 31, 2021.

2020

–	During the year ended December 31, 2020, the Company purchased 18,925,900 shares for $732,436 (C$974,736) pursuant to the NCIB.
–	All of the shares acquired have been legally canceled as of December 31, 2020.

Dividends

2021

				Reduction in
Dividend declaration date	Dividend paid date	Per share	Paid USD	retained earnings
December 16, 2020	January 14, 2021	$0.1875	$50,268	$—
March 18, 2021	April 14, 2021	$0.1875	$50,073	$50,073
June 17, 2021	July 14, 2021	$0.1875	$50,022	$50,022
September 16, 2021	October 13, 2021	$0.1875	$49,443	$49,443
December 17, 2021	January 14, 2022	$0.1875	$—	$49,446
Total			$199,806	$198,984

2020

				Reduction in
Dividend declaration date	Dividend paid date	Per share	Paid USD	retained earnings
December 16, 2019	January 13, 2020	$0.06	$12,577	$—
March 18, 2020	April 13, 2020	$0.125	$34,650	$34,650
June 17, 2020	July 13, 2020	$0.125	$34,488	$34,488
September 18, 2020	October 14, 2020	$0.125	$34,227	$34,227
December 16, 2020	January 14, 2021	$0.1875	$—	$50,268
Total			$115,942	$153,633

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(b) RESERVES

(i) Share based payment compensation plans

In addition to the RSU, PSU, and DSU liabilities disclosed in note 17, the Company has the following outstanding equity based awards:

Stock options

During the years ended December 31, 2021 and 2020, the Company did not grant any stock options other than replacement options issued relating to the Detour acquisition in the three months ended March 31, 2020.

Changes in stock options during the years ended December 31, 2021 and 2020 were as follows:

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price (C$)	Number of options	Weighted average exercise price (C$)
Balance, beginning of year	218,237	$12.64	218,489	$4.44
Replacement options from Detour acquisition	—	—	190,069	35.07
Exercised	(79,413)	14.57	(182,168)	26.52
Expired	(37,141)	33.46	(8,153)	5.61
Stock options outstanding, end of year	101,683	$3.53	218,237	$12.64
Stock options exercisable, end of year	101,683	$3.53	218,237	$12.64

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Replacement options from the Detour acquisition were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average exercise price per share	C$	35.07
Risk-free interest rate		1.83%
Expected volatility		36.64%
Expected life		0.91
Weighted average per share grant date fair value	C$	34.48

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the year ended December 31, 2021:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $35.55	31,825	January 1, 2021 - March 31, 2021	$49.73
$3.42 - $6.82	27,272	April 1, 2021 - June 30, 2021	$44.11
$3.42 - $6.82	5,996	July 1, 2021 - September 30, 2021	$50.48
$3.42 - $6.82	14,320	October 1, 2021 - December 31, 2021	$51.16
	79,413		$47.44

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2020:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	72,149	January 1, 2020 - March 31, 2020	$45.32
$3.42 - $38.78	47,913	April 1, 2020 - June 30, 2020	$56.32
$3.42 - $60.47	52,475	July 1, 2020 - September 30, 2020	$71.89
$27.91 - $35.55	9,631	October 1, 2020 - December 31, 2020	$53.10
	182,168		$56.28

(c) BASIC AND DILUTED INCOME PER SHARE

Basic and diluted income per share for the years ended December 31, 2021 and 2020 is calculated as shown in the table below. The diluted income per share for the years ended December 31, 2021 and 2020 includes the impact of certain outstanding options, PSUs and RSUs.

	Year ended December 31, 2021	Year ended December 31, 2020
Net earnings	$824,431	$787,705
Weighted average basic number of common shares outstanding (in '000s)	265,777	270,401
Basic earnings per share	$3.10	$2.91
Net earnings	824,431	787,705
Cash settling LTIP adjustment	(122)	2,306
Net earnings for diluted earnings	824,309	790,011
Weighted average diluted number of common shares outstanding (in '000s)	266,605	271,355
Diluted earnings per share	$3.09	$2.91

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Weighted average diluted number of common shares for the years ended December 31, 2021 and 2020 is calculated as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Weighted average basic number of common shares outstanding (in '000s)	265,777	270,401
In the money shares - share options (in '000s)	121	195
Dilutive RSUs and PSUs (in '000s)	706	759
Weighted average diluted number of common shares outstanding	266,604	271,355

21.            SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2021, the Company’s cash balance of $939,335 (December 31, 2020 – $847,638) was held at major Canadian and Australian banks in deposit accounts. Cash held in Australian entities comprised of $280,203 (as at December 31, 2020 – $808,575) denominated in US dollars, which was exposed to movements in foreign exchange rates. As at December 31, 2021, the impact of a 10% strengthening or weakening in foreign exchange rates would have resulted in a decrease or increase of $19,614 in net earnings, respectively.

Supplemental information to the statements of cash flows is as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Change in non-cash working capital
Increase in accounts receivable	$(31,242)	$(2,423)
(Increase) decrease in inventories	25,117	(50,028)
Increase in prepaid expenses and other current assets	(6,317)	(8,615)
Increase (decrease) in accounts payable and accrued liabilities	(47,525)	83,131
	$(59,967)	$22,065

Investing and financing non-cash transactions
Property, plant and equipment acquired through finance lease	$2,186	$7,585

22.            OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the years ended December 31, 2021 and 2020 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2021	Macassa	Detour	Fosterville	Non-core[3]	Corporate and other	Total
Revenue	$377,949	$1,273,376	$921,871	$—	$—	$2,573,196
Production costs	(131,275)	(447,259)	(98,326)	—	—	(676,860)
Royalty expense	(11,896)	(29,185)	(43,838)	—	—	(84,919)
Depletion and depreciation	(48,255)	(280,059)	(104,604)	—	(1,547)	(434,465)
Earnings from mine operations	186,523	516,873	675,103	—	(1,547)	1,376,952
Expenses
General and administrative	—	—	—	—	(67,232)	(67,232)
Impairment charge	—	—	—	(95,984)	—	(95,984)
Transaction costs	—	—	—	—	(12,264)	(12,264)
Exploration	(7,372)	(153)	(17,074)	(6,337)	(917)	(31,853)
Care and maintenance	—	—	—	(17,362)	—	(17,362)
Rehabilitation costs	(573)	—	—	(1,202)	—	(1,775)
Earnings (loss) from operations	178,578	516,720	658,029	(120,885)	(81,960)	1,150,482
Other income (loss), net[1]						(2,676)
Finance items
Finance income[1]	—	—	—	—	—	1,101
Finance costs[1]	—	—	—	—	—	(3,018)
Earnings before income taxes						1,145,889
Expenditures on:
Mining interest	$137,175	$178,903	$101,717	$—	$—	$417,795
Plant and equipment	40,733	264,302	40,511	1,398	458	347,402
Total capital expenditures[2]	$177,908	$443,205	$142,228	$1,398	$458	$765,197
Total assets	$950,993	$4,875,090	$590,672	$336,455	$618,458	$7,371,668
Total liabilities	$173,531	$1,314,351	$177,365	$158,800	$103,913	$1,927,960

1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

2 Segment capital expenditures are presented on an accrual basis.

3 Includes Holt Complex and Northern Territory.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2020	Macassa	Holt Complex	Detour	Fosterville	Non-core[3]	Corporate	Total
Revenue	$326,584	$53,195	$960,855	$1,119,470	$—	$—	$2,460,104
Production costs	(107,336)	(36,054)	(356,072)	(87,844)	—	—	(587,306)
Royalty expense	(10,613)	(3,807)	(18,445)	(52,620)	—	—	(85,485)
Depletion and depreciation	(54,071)	(10,512)	(214,793)	(102,889)	—	(787)	(383,052)
Earnings from mine operations	154,564	2,822	371,545	876,117	—	(787)	1,404,261
Expenses
General and administrative	—	—	—	—	—	(60,490)	(60,490)
Transaction costs	—	—	—	—	—	(33,131)	(33,131)
Exploration	(1,492)	(901)	(1,990)	(6,723)	(3,003)	(306)	(14,415)
Care and maintenance	—	(16,607)	—	—	(16,397)	—	(33,004)
Rehabilitation costs	—	—	—	—	(33,730)	—	(33,730)
Earnings (loss) from operations	153,072	(14,686)	369,555	869,394	(53,130)	(94,714)	1,229,491
Other income (loss), net[1]							(72,489)
Finance items
Finance income[1]	—	—	—	—	—	—	3,543
Finance costs[1]	—	—	—	—	—	—	(7,836)
Earnings before income taxes							1,152,709
Expenditures on:
Mining interest	$84,634	$8,024	$134,061	$54,598	$10,404	$—	$291,721
Plant and equipment	57,019	2,823	207,015	83,288	12,520	6,557	369,222
Total capital expenditures[2]	$141,653	$10,847	$341,076	$137,886	$22,924	$6,557	$660,943
Total assets	$791,560	$196,874	$4,470,755	$584,795	$270,546	$766,006	$7,080,536
Total liabilities	$180,218	$118,972	$1,172,167	$186,986	$115,934	$221,328	$1,995,605

1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

2 Segment capital expenditures are presented on an accrual basis.

3 Represents Northern Territory

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	December 31, 2021	December 31, 2020
Geographic information
Australia	$678,272	$821,777
Canada	5,448,369	5,222,089
Total	$6,126,641	$6,043,866

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Year ended December 31, 2021	Year ended December 31, 2020
Customer
1 - Australia	$920,306	$1,119,965
2 - Canada	1,026,744	366,099
3 - Canada	289,538	296,814
4 - Canada	274,366	169,460
Total	$2,510,954	$1,952,338
% of total sales	98%	79%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the years ended December 31, 2021 and 2020.

23.        CAPITAL RISK MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operation, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statements of financial position: share capital, reserves, accumulated other comprehensive income (loss) and retained earnings.

The Company’s capital at December 31, 2021 and 2020 is as follows:

As at	December 31, 2021	December 31, 2020
Share capital	$3,195,972	$3,289,497
Reserves	21,185	31,244
Accumulated other comprehensive income	(13,973)	235,709
Retained earnings	2,240,524	1,528,481
	$5,443,708	$5,084,931

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and or debt markets as it progresses with its properties and projects. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

24.        FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2021 and December 31, 2020 are as follows:

As at	December 31, 2021	December 31, 2020
Financial Assets
At fair value through profit or loss
Warrant investments	$5	$367
Note receivable	3,958	3,928
	$3,963	$4,295
Loans and receivables, measured at amortized cost
Cash	$939,335	$847,638
Accounts receivable (not including sales taxes)	19,744	2,390
	$959,079	$850,028
Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 13)	$67,414	$99,048
Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 17)	$22,938	$34,363
Warrant liability (note 15)	—	4,254
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$235,798	$231,696
Dividend payable	49,443	50,268
Leases (note 16)	21,295	26,171
	$329,474	$346,752

Fair values of financial instruments

The fair values of cash, accounts receivable, note receivable, leases, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

As at	December 31, 2021	December 31, 2020
Level 1
Investments in equity securities - publicly traded	$61,017	$94,262
Share based payment liabilities (note 17)	$22,938	$34,363
Level 2
Warrant investments	$5	$367
Warrant liability (note 15)	$—	$4,254
Level 3
Investments in equity securities - privately held	$6,397	$4,786

The valuation techniques that are used to measure fair value are as follows:

Investments in equity securities

Investments in equity securities include shares in publicly traded companies listed on a stock exchange. The fair value of investments in equity securities is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Warrant investments and Warrant liability

The valuation technique used to measure the warrant investments and liability is the Black-Scholes option pricing model. Such pricing models include inputs other quoted prices which are observable such as implied volatilities, and therefore are classified within Level 2 of the fair value hierarchy.

Investments in equity securities – privately held

The fair value of the privately held equity securities is determined using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis; and pricing models. As the inputs are not observable, the investment in equity securities which are privately held are classified as Level 3 of the fair value hierarchy.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the consolidated statements of financial position. At December 31, 2021 and December 31, 2020, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from trade receivables. The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions for which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2021, the Company had a net working capital of $950,315 (December 31, 2020 - $504,322), including cash of $939,335 (December 31, 2020 - $847,638).

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

The contractual cash flow obligations of the Company as at December 31, 2021 are as follows:

As at December 31, 2021	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$235,798	$235,798	$—	$—	$—
Capital expenditure obligations	114,673	114,673	—	—	—
Finance lease payments	24,302	6,236	8,689	5,878	3,499
Other obligations[1]	26,516	3,958	22,558	—	—
Income taxes payable	5,946	5,946	—	—	—
	$407,235	$366,611	$31,247	$5,878	$3,499

1Includes minimum funding commitments under various earn-in agreements as described in note 26.

Market risk

(a) Foreign currency risk

The Company is exposed to foreign currency risk as the development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars while gold is priced on international markets in US dollars, the Company’s presentation currency.

	CAD	AUD
Closing US dollar exchange rate at December 31, 2021	$0.79	$0.73
Average US dollar exchange rate during the year ended December 31, 2021	$0.80	$0.75
Closing US dollar exchange rate at December 31, 2020	$0.79	$0.77
Average US dollar exchange rate during the year ended December 31, 2020	$0.75	$0.69

Currency risk only exists on account of monetary financial instruments denominated in a currency that is not the functional currency. The following table indicates the impact of foreign currency exchange risk on net monetary financial assets, denominated in a currency other than the functional currency, as at December 31, 2021. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against the Canadian dollar and Australian dollar as identified which would have decreased and increased the Company’s net earnings, respectively, by the amounts shown in the table below. A 10 percent weakening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2021.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

US$
Total foreign currency net financial assets in US$	119,603
Impact of a 10% variance of the CAD:US exchange rate on net earnings	(12,954)
Impact of a 10% variance of the AUD:US exchange rate on net earnings	20,709

(b) Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

The finance leases bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities on the consolidated statements of operations and comprehensive income. The impact on cash of a movement in interest rates by a plus or minus 1% change would not be material to the value of cash.

(c) Equity securities price risk

The Company is exposed to equity securities price risk of changes because of the investments in equity securities and warrant investments held by the Company. The Company's portfolio of investments is not part of its core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. As at December 31, 2021, the impact of a 10% increase or decrease in the share prices of the investments in equity securities would have resulted in an increase or decrease of $5,850, respectively, that would have been included in other comprehensive income. A 10% increase and 10% decrease in the share prices of the investments in equity securities would have resulted in an increase and decrease of $1 in net earnings, respectively in relation to the warrant investments.

25.       RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Officer salaries and short-term benefits	$15,268	$12,989
Share based payment expense	6,251	7,784
Directors fees	800	3,589
Severance payments	2,007	597
	$24,326	$24,959

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $14 during the year ended December 31, 2021 (year ended December 31, 2020 - $132). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors, is the Co-founder and Chair of Gekko Systems.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

26.        COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has royalty obligations on its various mines sites as discussed below:

Macassa

–	A 1.5% Net Smelter Royalty ("NSR") payable to Franco-Nevada Corporation ("FNV") on production from the Company’s Macassa property.

–	A 2% NSR on production from the Macassa mine payable to Sandstorm Gold Ltd. (Hurd-McCauley).

–	A 3% NSR on production from the Macassa mine payable to Harbour Royalty Corp. (linked to gold price, NSR could decrease if gold price decreases below C$1).

–	A 20% Net Profits Interest ("NPI") on production at the Macassa mine payable to FNV relating to the Gracie Claim.

–	Minimum cash payment of C$3 or $0.25 per ton mined payable to Boisvert/Joseph for claims held at the Macassa property.

–	A 0.5% NSR on production from the Macassa mine to the First Nations identified in the IBA.

Detour

–	Production from the Detour Lake Mine is subject to a 2% NSR payable to Franco-Nevada Canada Holdings Corp. (“FN”). FN has the right to elect, on a yearly basis, to have the royalty paid in cash or in-kind. FN has elected to receive the royalty paid in-kind in 2020.

–	For the Detour Lake Mine, the Company has signed agreements with the Moose Cree First Nation, the Taykwa Tagamou Nation, the Wahgoshig First Nation and the Metis Nation of Ontario. These agreements commit the Company to payments based on annual revenue and gold price.

Fosterville

–	For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine payable to Triple Flag Precious Metals Corp.

–	For the Company’s mine properties in the State of Victoria, Australia, a 2.75% NSR royalty on the Fosterville Gold Mine payable to the Victorian Government effective January 1, 2020.

–	The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant. The royalty was completed after the production of 3,724 ounces in January 2020.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Holt Complex

–	The Holt Complex is subject to various royalties if operating.

Northern Territory

–	The Northern Territory is subject to various royalties if operating.

The Company has entered into the following earn-in agreements with minimum funding commitments as described below:

Wallbridge Mining Company Ltd.

–	Under the Option Agreement dated November 23, 2020, the Company has the option to earn a 50% interest in the Detour East property upon contributing C$7.5 million in exploration expenditures over a period of 5 years. A minimum commitment of C$2 million must be contributed by the Company in the first 2 years, with C$0.5 million and C$1.5 million to be contributed within the first and second years, respectively.

Melkior Resources Inc.

–	Under the Option Agreement dated September 25, 2020, the Company has the option to earn a 50% interest in the Carscallen Project upon contributing C$10 million in exploration expenditures over a period of 5 years. A minimum commitment of C$3 million must be contributed by the Company in the first 2 years.

Orefinders Resource Inc.

–	Under the Option Agreement dated April 19, 2021, the Company has the option to earn a 50% interest in the Knight, McGarry and Mirado Properties upon contributing C$10 million in exploration expenditures over a period of 5 years. A minimum commitment of C$2.5 million must be contributed by the Company in the first 2 years, with C$1 million to be contributed in the first year.

–	The Company has the option to earn an additional 25% interest in the properties upon contributing an additional C$50 million in exploration expenditure over a period of 5 years during the Joint Venture startup.

Mistango River Resources Inc.

–	Under the Option Agreement dated April 19, 2021, the Company has the option to earn a 50% interest in the Kirkland West and Omega Properties upon contributing C$10 million in exploration expenditures over a period of 5 years. A minimum commitment of C$2.5 million must be contributed by the Company in the first 2 years, with C$1 million to be contributed in the first year.

–	The Company has the option to earn an additional 25% interest in the properties upon contributing an additional C$50 million in exploration expenditure over a period of 5 years during the Joint Venture startup.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Pembrook Copper Corp.

–	Under the Option Agreement dated May 28, 2021, the Company has the option to earn a 50% interest in the Kirkland West and Omega Properties upon contributing C$3 million in exploration expenditures over a period of 5 years. A minimum commitment of C$2 million must be contributed by the Company in the first 2 years.

–	The Company has the option to earn an additional 26% interest in the properties upon contributing an additional C$25 million in exploration expenditures over a period of 5 years during the Joint Venture startup.

27.       CONTINGENCIES

On August 16, 2021, International Royalty Corporation (“IRC”) filed a notice of action against Newmont Canada Corporation, Newmont Corporation, Newmont Canada FN Holdings ULC (collectively referred to herein as “Newmont”) and Kirkland Lake Gold Inc., on a joint and several basis. The action was filed in the Supreme Court of Nova Scotia, and in November 2021 amended by IRC to add Kirkland Lake Gold Ltd. and its wholly owned subsidiary, St. Andrew Goldfields Ltd as defendants (together with Kirkland Lake Gold Inc, referred to herein as “Kirkland”). The plaintiff alleges that Newmont and Kirkland have conducted their affairs in a manner that is oppressive or unfairly prejudicial to IRC by depriving IRC of certain royalty payments. The Company believes that the claim is without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this time.

Between June 29, 2020 and July 17, 2020, two putative class action complaints were filed by purported shareholders of the Company in the United States against the Company and Anthony Makuch, President and Chief Executive Officer. The complaints allege that during the period from January 8, 2018 and November 25, 2019, the defendants violated the United States securities laws by misrepresenting or failing to disclose material information regarding the acquisition of Detour Gold Corporation (“Detour”). Both actions were filed in the United States District Court for the Southern District of New York (the “Court”). Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. In November 2020, the lead plaintiff filed its amended complaint against the Company, Anthony Makuch and Eric Sprott. On January 22, 2021, the Company filed its motion to dismiss. On September 30, 2021, the Court dismissed several of the plaintiff’s claims against the Company. The Company continues to believe that the one outstanding claim is without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from any of the proposed class actions. The Company believes that the likelihood of loss is undeterminable at this time.

SCHEDULE B

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF AGNICO

(see attached)

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2021

(thousands of United States dollars, except per share amounts)

Unaudited

	Agnico	Kirkland	Pro Forma Adjustments		Pro Forma Consolidated
REVENUES
Revenues from mining operations	$3,823,878	$2,573,196			$6,397,074

COSTS AND EXPENSES
Production	1,756,688	761,779	149,558	5 a	2,668,025
Exploration and corporate development	152,514	31,853			184,367
Amortization of property, plant and mine development	738,129	434,465	210,229	5 b	1,382,823
General and administrative	142,003	67,232			209,235
Impairment loss	-	95,984			-
Finance costs	92,042	1,917			93,959
Loss (gain) on derivative financial instruments	11,013	(4,036)			6,977
Environmental remediation	576	1,775			2,351
Foreign currency translation loss (gain)	5,672	(13,613)			(7,941)
Other expenses	21,742	49,951	(21,250)	5 c	50,443
Income before income and mining taxes	903,499	1,145,889	(338,537)		1,710,851
Income and mining taxes expense	360,400	321,458	(107,411)	5 d	574,447
Net income for the period	543,099	824,431	(231,126)		1,136,404

Net income per share - basic				6	2.51
Net income per share - diluted				6	2.50

Notes to the Consolidated Pro Forma Statement of Income

(Unaudited)

(thousands of United States dollars, unless otherwise indicated)

Note 1 — Basis of presentation

The unaudited pro forma consolidated statement of income for the year ended December 31, 2021 (the “pro forma statement of income”) gives effect to the acquisition (the “Acquisition”) by Agnico Eagle Mines Limited (“Agnico”) of Kirkland Lake Gold Ltd. (“Kirkland”) as if the Acquisition took place on January 1, 2021.

The pro forma statement of income has been derived from, and should be read in conjunction with, the following information:

(a)	the audited consolidated financial statements of Agnico for the year ended December 31, 2021;

(b)	the audited consolidated financial statements of Kirkland for the year ended December 31, 2021; and

(c)	other supplementary information as was considered necessary to reflect the Acquisition.

The pro forma statement of income has been prepared for illustrative purposes only to show the effect of the Acquisition (as described further in Note 3). The pro forma statement of income reflects that Agnico acquired all of Kirkland’s outstanding shares and that Agnico is considered the accounting acquirer under IFRS 3 - Business Combinations (“IFRS 3”). The pro forma statement of income is not intended to be indicative of the Company’s results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated.

Actual amounts recorded in Agnico’s financial statements will differ from those presented in the pro forma statement of income. The pro forma statement of income should be read in conjunction with the description of the Acquisition in the joint management information circular of Agnico and Kirkland dated October 28, 2021 and with the historical financial statements and notes included or incorporated by reference therein.

As Agnico’s most recent consolidated interim financial statements for the three months ended March 31, 2022 include the effect of the completion of the Acquisition, the financial statements included herein do not include a pro forma statement of financial position. The pro forma statement of income should be read in conjunction with such financial statements.

The historical consolidated statements of income have been adjusted to give effect to pro forma events that are: (i) directly attributable to the Acquisition; (ii) factually supportable; and (iii) expected to have a continuing impact on the consolidated financial results post-Acquisition. The pro forma statement of income does not reflect and does not give effect to: (i) any integration costs that may be incurred as a result of the Acquisition; (ii) synergies, operating efficiencies and cost savings that may result from the Acquisition; or (iii) benefits expected to be derived from the combined company’s growth projects.

Certain of Kirkland’s income and expenses have been reclassified to conform to Agnico’s consolidated statement of income presentation. These changes are summarized as follows:

Kirkland Presentation	Pro Forma Presentation
Sum of “Production costs” and “Royalty expense”	Production
“Transaction costs”	Other expenses
“Care and maintenance”	Other expenses
Subset of “Other income (loss), net”	(Gain) loss on derivative financial instruments
Subset of “Other income (loss), net”	Foreign currency translation loss (gain)
Subset of “Finance costs”	(Gain) loss on derivative financial instruments
Sum of “Finance income” and “Finance costs”	Finance costs
Sum of “Current income tax expense” and	Income and mining taxes expense
“Deferred income tax expense”

Note 2 — Significant Accounting Policies

The accounting policies used in the construction of the pro forma statement of income for the year ended December 31, 2021 are those set out in Agnico’s consolidated statement of income for the year ended December 31, 2021. In preparing the pro forma statement of income, a review was undertaken to identify accounting policy differences between the accounting policies used by Agnico and those of Kirkland where the impact was potentially material and could be reasonably estimated. Based on our review, we believe the significant accounting policies of Kirkland conform, in all material respects, to those of Agnico.

Note 3 — Description of the Acquisition

On September 28, 2021, Agnico and Kirkland entered into a merger agreement (the “Agreement”) pursuant to which Agnico agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Kirkland (the “Kirkland Shares”), with the combined company to continue under the name “Agnico Eagle Mines Limited”. Pursuant to the Agreement, Kirkland shareholders received 0.7935 of an Agnico common share (each whole share, an “Agnico Share”) for each Kirkland Share. The Acquisition closed on February 8, 2022. Following completion of the Acquisition, Kirkland became a wholly-owned subsidiary of Agnico.

Note 4 — Purchase Price Allocation

The acquisition by Agnico of Kirkland will be accounted for under IFRS 3. The acquisition method of accounting was used to prepare the pro forma statement of income with Agnico identified as the acquirer. This method requires an allocation of the fair value of the consideration payable by Agnico in connection with the Acquisition (the “Purchase Price”) to the assets acquired and liabilities assumed, based on their fair values as of the date of the Acquisition.

Agnico has performed a preliminary allocation of the estimated Purchase Price to the assets and liabilities acquired based on their fair values as of the date of Acquisition except for deferred income tax assets and liabilities that are determined in accordance with IAS 12 - Income Taxes. There will be adjustments to the estimated fair values as the Purchase Price allocation is finalized. These differences may be material.

In accordance with the principles of IFRS 3, Agnico has calculated a Purchase Price of $10.3 billion to acquire the assets and liabilities of Kirkland. This price is based on the issuance of: (a) 209,274,263 Agnico Shares (which is the result of the product of (i) 263,736,554 Kirkland Shares issued and outstanding as at February 7, 2022 and (ii) the exchange ratio of 0.7935 of an Agnico Share per Kirkland Share rounded down to a whole Agnico Share for each shareholder); and (b) Agnico replacement options with a total fair value of $14.5 million. The Agnico Shares issued in connection with the Acquisition were valued at the closing share price on the Toronto Stock Exchange on February 7, 2022 of C$62.36 per share (converted at the daily exchange rate of C$1.2709 = US$1.00 on February 8, 2022 as reported by the Bank of Canada)

The preliminary Purchase Price is calculated as follows:

Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106

The preliminary pro forma adjustments have been made solely for the purpose of compiling the pro forma statement of income. Adjustments resulting from the final Purchase Price allocation reflected in Agnico’s consolidated statement of income may be materially different than the amounts reflected in the pro forma statement of income. Such material differences could include changes to amortization related to the values ascribed to property, plant and mine development and the impact of income and mining taxes expense.

The following table illustrates the preliminary allocation of the estimated Purchase Price to the acquired identifiable assets and liabilities assumed as of December 31, 2021:

Cash and cash equivalents	$838,732
Inventories	384,678
Other current assets	100,094
Goodwill	1,804,459
Property, plant and mine development	10,086,336
Other long-term assets	143,415
Accounts payable and accrued liabilities	(235,778)
Other liabilities	(23,638)
Reclamation provision	(175,839)
Deferred income and mining tax liabilities	(2,639,353)
Total assets acquired, net of liabilities assumed	$10,283,106

The final Purchase Price allocation will be completed within one year of the acquisition date.

Note 5 — Pro forma assumptions and adjustments

The pro forma statement of income reflects the following assumptions and adjustments to give effect to the Acquisition as if it had occurred on January 1, 2021:

(a)	an increase in production costs of $149.6 million as a result of the fair value increments related to inventory identified in the estimated Purchase Price allocation. The adjustment assumes that all metals inventory will turn over in less than one year, and thus the full impact of the adjustment is reflected in the pro forma statement of income for the year ended December 31, 2021. The fair value of short-term metals inventory was estimated using the expected sales price and expected future production costs to complete the metals inventory;

(b)	an increase in amortization of $210.2 million to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the estimated Purchase Price allocation. The amortization of the fair value increment was calculated on a units-of-production basis with the denominator as the total tonnage in the life of mine plan;

(c)	an adjustment to remove the effect of transaction costs expensed in the audited statement of operations and comprehensive income for the year ended December 31, 2021 of Agnico and Kirkland of $10.1 million and $11.2 million, respectively. These expense amounts have not been reflected in the pro forma statement of income as they are expenses directly related to the Acquisition and are assumed to have occurred immediately before the period presented; and

(d)	a decrease in income tax expense of $107.4 million to reflect the tax effect of the pro forma adjustments.

Note 6 — Pro forma net income per share

For the purposes of the pro forma statement of income, the net income per share has been calculated using the weighted average number of shares which would have been outstanding as at the period end, after giving effect to the Acquisition as if it had occurred on January 1, 2021.

Year Ended December 31, 2021 (thousands)
Weighted average number of Agnico shares outstanding - basic	243,708
Weighted average number of Agnico shares outstanding - diluted	244,732
Agnico shares issued to Kirkland shareholders (Note 4)	209,274
Pro forma weighted average number of Agnico shares outstanding - basic	452,982
Pro forma weighted average number of Agnico shares outstanding - diluted	454,006
Pro forma consolidated net income	$1,136,404
Pro forma net income per share — basic	$2.51
Pro forma net income per share — diluted	$2.50